

05041650



SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2005
WASH., D.C. SECTION

COMMISSION
)549

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:EPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Capital Management LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., 5th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip B. Grigus (312) 362-2372
(Area Code-Telephone No)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

3/29/05 SS

OATH OR AFFIRMATION

I, Matthew N. Hulsizer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of PEAK6 Capital Management LLC (the Company) as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Matthew N. Hulsizer
Managing Member

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Changes in Member's Equity
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) Independent Auditors' Supplemental Report on Internal Control
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-8

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

Report of Independent Auditors

To the Member of
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Schultz & Chez, LLP

January 31, 2005
Chicago, Illinois

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2004

Assets	
Securities owned	$ 1,465,954,643
Receivable from clearing broker	925,413,804
Interest and dividends receivable	4,859,273
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $978,997	3,704,830
Other assets	2,198,375
Total assets	$ 2,402,130,925
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$ 2,241,886,336
Interest and dividends payable	4,734,066
Accrued compensation	11,862,767
Accounts payable and other accrued liabilities	3,969,997
	2,262,453,166
Subordinated borrowings	8,910,000
Total Liabilities	2,271,363,166
Member's equity	130,767,759
Total liabilities and member's equity	$ 2,402,130,925

See accompanying notes.

PEAK6 Capital Management LLC

Notes to Statement of Financial Condition

1. Organization and Nature of Business

PEAK6 Capital Management LLC (a Delaware Limited Liability Company) (the Company), a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member), operates as a market maker in equity options, providing liquidity to participants in the equity derivatives markets. The Company buys and sells, acting as principal, equity securities and equity derivative financial instruments. The Company clears all transactions through its clearing broker. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2037.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are carried at market value based on quoted market prices. The resulting unrealized gains and losses are reflected in gains and losses on securities transactions in the statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Receivable from and Payable to Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from/payables to clearing brokers and subordinated borrowings. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized and amortized over the useful life of the developed software, generally one to three years. Costs incurred during the planning stage and operating or maintenance stage are expensed as incurred.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2004, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 890,433,492	$ 1,725,603,825
Equity options	575,521,151	516,282,511
	$ 1,465,954,643	$ 2,241,886,336

All equity securities may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

4. Related Party Transactions

In 2003, the Company entered into a lease agreement with PEAK6 Property Management, LLC for the use of office space at 153 W. Ohio, Chicago, Illinois. The rental amount paid by the Company escalates on an annual basis every year through 2010 and is reflected in the schedule provided in Note 8 "Commitments."

5. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2004 consisted of the following:

Furniture	$ 271,825
Computer equipment and software	1,116,826
Other office equipment	70,055
Leasehold improvements	3,225,121
	4,683,827
Less: Accumulated depreciation and amortization	(978,997)
	$ 3,704,830

6. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the Exchange, borrowed $7.5 million from Goldman Sachs Credit Partners, LP at an interest rate of prime plus 2%. At December 31, 2004, the effective interest rate was 7.25% per annum. The note will mature on April 12, 2005.

In addition, the Company has an employee incentive compensation plan covering a selected group of key personnel. This plan is an unfunded deferred compensation arrangement and provides vesting over three years. The total deferred compensation payable at December 31, 2004 was $1,410,000. These amounts are also subject to subordination agreements, approved by the Exchange.

To the extent any such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Employee Benefit Plan

The Member sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

8. Commitments

The Company leases two office spaces under operating leases that expire through December 31, 2019. These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2004, the minimum annual rental commitments under these leases, exclusive of adjustments for operating expenses and taxes, are as follows:

Year ending December 31,	
2005	$ 660,022
2006	1,497,228
2007	1,536,061
2008	1,576,025
2009	1,616,960
Thereafter	11,964,782
	$ 18,851,078

8. Commitments (Continued)

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $630,426. U.S. Treasury bills owned by the Company collateralize the letter of credit.

9. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, The Options Clearing Corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Concentration of Credit Risk

The Company clears all of its trades through two clearing brokers. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

9. Derivative Financial Instruments (Continued)

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2004, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2004, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

10. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2004, the Company had net capital of $30,998,373, which was $29,942,855 in excess of its required net capital. At December 31, 2004, its percentage of aggregate indebtedness to net capital was 51%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.